Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

RECEIVED

07025325

June 6, 2007

By International Courier

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of the 67th Annual General Meeting of Shareholders (Dated June 6, 2007)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto

Enclosure

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

(Securities Code 7974)
June 6, 2007

To Shareholders with Voting Rights:

Satoru Iwata
Director and President
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto

NOTICE OF
THE 67TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 67th Annual General Meeting of Shareholders of Nintendo Co., Ltd. ("the Company"). The meeting will be held for the purposes as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing by submitting the Voting Right Exercise Form, or via the Internet. Please review the Reference Documents for the General Meeting of Shareholders (described hereinafter), and cast your vote by 5:00 p.m. on Wednesday, June 27, 2007 Japan time.

1. **Date and Time:** Thursday, June 28, 2007 at 10:00 a.m. Japan time

2. **Place:** Seventh floor conference room at the Company's head office, located at 11-1 Kamitoba Hokotate-cho, Minami-ku, Kyoto, Japan

3. **Meeting Agenda:**

Matters to be reported:
1. The Business Report, Consolidated Financial Statements for the Company's 67th Fiscal Year (April 1, 2006 - March 31, 2007) and results of audits by the Accounting Auditors and the Board of Auditors of the Consolidated Financial Statements
2. Non-Consolidated Financial Statements for the Company's 67th Fiscal Year (from April 1, 2006 to March 31, 2007)

Proposals to be resolved:

Proposal No. 1: Distribution of Surplus
Proposal No. 2: Partial Amendments to the Articles of Incorporation
Proposal No. 3: Election of Thirteen Directors
Proposal No. 4: Election of Three Auditors
Proposal No. 5: Election of Accounting Auditor
Proposal No. 6: Revision of Compensation Payable to Directors

Exercise of Voting Rights in Writing

Please indicate your vote for or against the proposals on the enclosed Voting Rights Exercise Form and return it so that it is received by 5:00 p.m. on Wednesday, June 27, 2007 Japan time.

Exercise of Voting Rights via the Internet

To vote via the Internet, please visit the Company's designated website (http://www.web54.net)[1] and vote for or against the proposals by 5:00 p.m. on Wednesday, June 27, 2007 Japan time, after confirming the "Instructions for Voting via the Internet" on page 45.

If you vote both in writing on Voting Rights Exercise Form and via the Company's designated webpage on Internet, only your vote placed via the Internet will be valid. In addition, if you submit your vote multiple times via the Internet, only the last vote will be valid.

Notes:

1) Any updates to the Appendix and the Reference Materials for the General Meeting of Shareholders, will be posted on the Company's website at the following URL: http://www.nintendo.co.jp/ir/index.html
2) When attending the meeting, please submit the enclosed Voting Right Exercise Form at the Company's head office reception desk on the day of the meeting.

[1] This website is Japanese only.

(Appendix)

Business Report

(April 1, 2006 - March 31, 2007)

1. Overview of the Company Group

(1) Business Progress and Results

Throughout the fiscal year ended March 31, 2007, the Japanese economy continued to show a pattern of recovery despite concerns over crude oil price trends and rising interest rates. Increases in capital investments due to improvements in corporate earnings, as well as steady consumer spending led by improvements in employment, helped to support the Japanese economy. Looking overseas, the economy in the United States continued to show steady performance supported by favorable consumer spending and capital investments, despite early signs of an economic slowdown. As for the European economy, the business environment showed indications of moderate improvement.

In the video game industry, the revitalized handheld market reversed the long decline of the whole video game market, also this trend was reinforced by the launch of several new machines in the home console market.

Under these circumstances, the Company and its related subsidiaries and affiliates ("the Company Group") continued to follow its basic strategy of "expanding the gaming population," as in the previous fiscal year. The Company continued to introduce new products in the "Touch! Generations" software lineup for the "Nintendo DS," the Company's handheld game system, which has expanded and revolutionized the way people think about games. As a result, the Company further engaged its traditionally underrepresented female and senior user segments, and expanded the user population overall. The Company also launched a new console "Wii" at the end of last year. This new game system introduced an innovative playing style based on movement with the Wii controller called "Wii Remote," allowing for intuitive operation and interactivity. It gained popularity not only by attracting long-time ("core") gamers, but also by sparking the interest of the uninitiated or indifferent.

As a result, the Company's consolidated net sales for this fiscal year were 966,534 million yen (previously 509,249 million yen); income before income taxes and extraordinary items was 288,839 million yen (previously 160,759 million yen); and net income was 174,290 million yen (previously 98,378 million yen).

Sales by business segment were as follows: In the handheld business of the electronic entertainment products division, "Nintendo DS Lite" maintained very strong sales since its launch in Japan in March last year. As a result of solid overseas sales growth since its overseas launch in June last year, the total number of "Nintendo DS" hardware units sold exceeded 23 million worldwide, and the total number of units sold since launch reached 40 million. Among the Nintendo DS software products, "New Super Mario Bros.," a simple and user-friendly side-scrolling action game, sold 9.5 million units worldwide, while "Brain Age: Train Your Brain in Minutes a Day!," on the heels of its popularity in Japan, was released overseas and has cultivated a new international video game market for brain exercises. Brain Age has sold a total of 8.08 million units worldwide, including its sequel released in Japan, and the total number of units sold since launch has reached 12 million. "Nintendogs" continued to generate strong overseas sales, reaching a total number of units sold of 6.95 million, or 13.6 million since launch. "Pokémon Diamond and Pearl," the latest addition to the "Pokémon" series was released last September in Japan, where 5.21 million units have been sold. In addition to successful new releases, the continued demand for a number of long-existing titles significantly contributed to the substantial rise of software sales in this fiscal year.

In the home console business, the Wii has made a strong start, with 5.84 million units sold within the first five months since its launch. Wii games, such as "The Legend of Zelda: Twilight Princess," which allows the player to simulate swordplay and archery using the Wii Remote, and "Wii Sports," which features five different sports simulation games, sold very well. As a result, net sales in the electronic entertainment products division were 964,379 million yen (previously

507,072 million yen), while net sales in the other division (playing cards, karuta[2], etc.) were 2,154 million yen (previously 2,176 million yen).

(2) Financing and Capital Investments

No company of the Company Group obtained outside financing, including share issuances, for the fiscal year ended March 31, 2007. The Company made capital investments in the total amount of 11,232 million yen, primarily in the electronic entertainment products division, of which the main investments were for research and development and production equipment.

(3) Issues to be Addressed

The video game industry has grown to be one of the few entertainment areas that originated in Japan and could compete in the world. However, in the last several years, the long-established paradigm for success—the pursuit of increasingly elaborate and gorgeous games—has begun to reach the limits of its effectiveness. It is now well known in the industry that if the development of new games persists within the current framework, significant increases in development expenses cannot be avoided, and market expansion will be difficult. In contrast, solid sales of "Nintendo DS" and "Wii" have led to market expansion, and the video game industry is about to enter a new phase of growth.

Given these circumstances, the Company Group will continue to seek expansion of the gaming population over the next fiscal year. It plans not only to develop a variety of software, but also the larger goal is to redefine the notion of "video game," as something more commonplace in people's everyday lives, in a way similar to the "Touch! Generations" series. The Company Group will aim to accelerate the trend from "one unit per family" to "one unit per person" by promoting "Nintendo DS" as a device that enriches its owner's life. Also, since the Wii is positioned as an entertainment center that can "bring smiles" to everyone around it, the Company Group proposes to make "Wii" a relevant presence for every member of the family for everyday by not only enriching the games, but also by further developing the "Wii Channels" framework, which is already loaded with functions that enable users to design avatars, check weather forecasts, view news, and surf the internet, and in result create a highly personalized experience - "a new life with Wii."

The Company Group intends to make progress with these efforts with the support and encouragement of the shareholders.

(4) Trends in Assets and Income

Unit: millions of yen

Item	The 64th fiscal year ended March 31, 2004	The 65th fiscal year ended March 31, 2005	The 66th fiscal year ended March 31, 2006	The 67th fiscal year ended March 31, 2007
Net sales	514,805	515,292	509,249	966,534
Operating income	107,683	111,522	90,349	226,024
Income before income taxes and extraordinary items	50,140	145,292	160,759	288,839
Net income	33,194	87,416	98,378	174,290
Net income per share	¥ 246.93	¥ 662.96	¥ 762.28	¥1,362.61
Total assets	1,010,031	1,132,492	1,160,703	1,575,597
Net assets	890,247	921,466	974,091	1,102,018
Capital adequacy ratio	88.1%	81.4%	83.9%	69.9%
Net assets per share	¥ 6,658.05	¥ 7,082.68	¥ 7,613.79	¥ 8,614.97

(Note) Net income per share is calculated using the average number of issued shares for the fiscal year (excluding treasury shares). Also, net assets per share is calculated using the number of issued shares as of the end of the fiscal year (excluding treasury shares).

[2] Karuta is a Japanese card game.

(5) Material Subsidiaries

Company name	Capital	The Company's percentage of equity participation	Main business
Nintendo of America Inc.	U.S.$110 million	100%	Sales of electronic entertainment products, etc.
Nintendo of Europe GmbH	€30 million	100%	Sales of electronic entertainment products

(6) Principal Business

The Company Group is mainly engaged in development, manufacturing, and sales of electronic entertainment products. Its main products by division are as follows:

○ Electronic Entertainment Products Division
  Game Boy Advance, Nintendo DS
  Nintendo GameCube, Wii

○ Other Division
  Playing cards, Karuta, etc.

(7) Principal Offices and Plants

○ Offices
  The Company
    Head Office (Kyoto), Tokyo Branch Office, Osaka Branch Office, Nagoya Office, Okayama Office, Sapporo Office
  Subsidiaries
    Nintendo of America Inc. (United States), Nintendo of Europe GmbH (Germany), Nintendo France S.A.R.L. (France), Nintendo Benelux B.V. (Netherlands), Nintendo Australia Pty. Ltd. (Australia), Nintendo of Korea Co., Ltd. (South Korea)

○ Plants
  The Company
    Uji Plant (Kyoto), Uji Okubo Plant (Kyoto)

(8) Employees

Number of employees	Increase from previous fiscal year-end
3,373	223

2. Status of Shares

(1) Total number of shares authorized to be issued 400,000,000 shares

(2) Total number of shares outstanding 141,669,000 shares

(3) Number of shareholders 32,371 persons

(4) Major shareholders

Shareholder name	Number of shares
	hundred shares
Hiroshi Yamauchi	141,650
Bank of Kyoto, Ltd.	63,873
The Master Trust Bank of Japan, Ltd. (Trust Account)	56,399
The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ, Ltd. Retiree Allowance Trust Account)	47,647
Japan Trustee Services Bank, Ltd. (Trust Account)	42,587
The Chase Manhattan Bank, N.A., London	39,167
State Street Bank and Trust Company	38,118
Japan Trustee Services Bank, Ltd. (Resona Trust & Banking, Co., Ltd. Re-entrustment Portion and Resona Bank, Ltd. Retirement Allowance Trust Account)	35,000
The Chase Manhattan Bank 385036	31,748
Mellon Bank Treaty Clients Omnibus	30,845

(Notes)
1. The Company owns 137,659 hundred treasury shares, which are excluded from the major shareholders above.
2. The Bank of Tokyo-Mitsubishi UFJ, Ltd., which entrusted shares to The Nomura Trust and Banking Co., Ltd. (Bank of Tokyo-Mitsubishi UFJ Retiree Allowance Trust Account), reserves the right of instruction as to the exercise of voting rights. There are 16,226 hundred shares in the name of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
3. Resona Bank, Ltd., which entrusted shares to Japan Trustee Services Bank, Ltd. (Resona Trust & Banking, Co., Ltd. Re-entrustment Portion and Resona Bank, Ltd. Retirement Allowance Trust Account), reserves the right of instruction as to the exercise of voting rights.

3. Company Officers

(1) Directors and Auditors

Position	Name	Responsibility	Representation of other corporations, etc., and other material concurrent positions
Director and President (Representative Director)	Satoru Iwata		
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division	
Senior Managing Director (Representative Director)	Shinji Hatano	General Manager, Marketing Division	
Senior Managing Director (Representative Director)	Genyo Takeda	General Manager, Integrated Research & Development Division	
Senior Managing Director (Representative Director)	Shigeru Miyamoto	General Manager, Entertainment Analysis & Development Division	
Senior Managing Director (Representative Director)	Nobuo Nagai	General Manager, Research & Engineering Division	
Managing Director	Masaharu Matsumoto	General Manager, Finance & Information Systems Division; General Manager, Finance Department	
Managing Director	Eiichi Suzuki	General Manager, International Division; In charge of Business Development Department	
Director	Kazuo Kawahara	General Manager, Tokyo Branch Office, Marketing Division; General Manager, Administration Department, Tokyo Branch Office	
Director	Tatsumi Kimishima		Director and Chairman (CEO) of Nintendo of America Inc.
Director	Takao Ota	General Manager, Manufacturing Division	
Director	Kaoru Takemura	General Manager, Personnel Division; General Manager, Personnel Department	
Director	Koji Yoshida	General Manager, General Affairs Division; General Manager, General Affairs Department	
Full-time Auditor	Ichiro Nakaji		
Full-time Auditor	Minoru Ueda		

Position	Name	Responsibility	Representation of other corporations, etc., and other material concurrent positions
Auditor	Yoshiro Kitano		Certified Public Accountant
Auditor	Katsuo Yamada		Certified Tax Accountant (*zeirishi*) Representative Partner, Shijo Accounting and Tax Accounting Corporation
Auditor	Naoki Mizutani		Attorney-at-Law, Patent Attorney; Visiting Professor, Graduate School of the Tokyo Institute of Technology; Visiting Professor, Senshu University School of Law

(Notes) 1. Auditors, Messrs. Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani are Outside Auditors.

2. At the 66th Annual General Meeting of Shareholders held on June 29, 2006, Mr. Koji Yoshida was newly elected as Director and took office.
3. Auditor, Mr. Minoru Ueda, has years of experience in accounting through the Company's General Accounting & Control Department, and has considerable financial and accounting knowledge.
4. Auditor, Mr. Yoshiro Kitano, has thorough knowledge of corporate accounting as a certified public accountant and has considerable financial and accounting knowledge.
5. Auditor, Mr. Katsuo Yamada, has thorough knowledge of corporate taxation as a certified tax accountant (*zeirishi*) and has considerable financial and accounting knowledge.

(2) Compensation to Directors and Auditors

Directors 13 persons 683 million yen
Auditors 5 persons 76 million yen (of which 17 million yen to three Outside Auditors)

(Notes) 1. At the 66th Annual General Meeting of Shareholders on June 29, 2006, a resolution was adopted to establish an upper limit of Directors' compensation of 800 million yen per year.

2. At the 66th Annual General Meeting of Shareholders on June 29, 2006, a resolution was adopted to establish an upper limit of Auditors' compensation of 100 million yen per year.
3. Compensation to Directors does not include portions of their remuneration as employees (including bonuses).
4. Compensation to Directors includes performance-based remuneration for the fiscal year ended March 31, 2007 (Directors' bonuses) in the amount of 300 million yen.

(3) Outside Officers

Title	Name	Concurrent outside officer position at another company	Main activities
Auditor	Yoshiro Kitano	Outside Auditor, NIDEC CORPORATION; Outside Auditor, Iwai Securities Co., Ltd.	Participated in 11 of the 12 Board of Directors meetings and in 12 of the 14 Board of Auditors meetings during the business year ended March 31, 2007; as necessary, provided expert opinions mainly as a certified public accountant.

Title	Name	Concurrent outside officer position at another company	Main activities
Auditor	Katsuo Yamada		Participated in all of the 12 Board of Directors meetings and in all of the 14 Board of Auditors meetings during the business year ended March 31, 2007; as necessary, provided expert opinions mainly as a certified tax accountant (*zeirishi*).
Auditor	Naoki Mizutani		Participated in 10 of the 12 Board of Directors meetings and in 11 of the 14 Board of Auditors meetings during the business year ended March 31, 2007; as necessary, provided expert opinions mainly as an attorney-at-law and patent attorney.

4. Accounting Auditors

(1) Accounting Auditors' Name

Yamaguchi Audit Corporation (Temporary Accounting Auditor)
Misuzu Audit Corporation (Temporary Accounting Auditor)

(Note) On May 10, 2006, the Financial Services Agency ordered the Company's Accounting Auditor, ChuoAoyama Audit Corporation (renamed as Misuzu Audit Corporation, as of September 1, 2006), to cease operation for two months between July 1 to August 31, 2006. As a result, it was no longer qualified to be the Company's Accounting Auditor, and resigned. In connection with this event, the Company selected Yamaguchi Audit Corporation as its Temporary Accounting Auditor pursuant to a resolution of the Board of Auditors held on July 12, 2006 in accordance with Article 346, Paragraphs 4 and 6, of the Corporation Law, in order to avoid absence of Accounting Auditor. As we also believe that it is necessary for Misuzu Audit Corporation, which had served as the Company's Accounting Auditor, to conduct accounting audits with Yamaguchi Audit Corporation to take all possible measures for audit work and maintain continuity in audit, Misuzu Audit Corporation was additionally selected as its Temporary Accounting Auditor pursuant to a resolution of the Board of Auditors on September 4, 2006. Accordingly, the Company's accounting audits are currently conducted jointly with Yamaguchi Audit Corporation.

(2) Accounting Auditors' Compensation, etc.

1) Accounting Auditors' Compensation, etc., for the business year ended March 31, 2007

Yamaguchi Audit Corporation 1 million yen
Misuzu Audit Corporation 46 million yen

(Note) Under the audit agreement between the Company and its Accounting Auditors, compensation for audits pursuant to the Corporation Law and audits pursuant to the Securities and Exchange Law are not separated, and otherwise cannot be separated. Consequently, the above amounts reflect total compensation.

2) Cash and Other Profits Payable by the Company or its Subsidiaries to Accounting Auditors

Yamaguchi Audit Corporation 1 million yen
Misuzu Audit Corporation 49 million yen

(Note) The Company's overseas subsidiaries are audited by certified public accountants or audit corporations (including those with comparable qualifications abroad) other than the Company's.

(3) Policy Regarding Determination of Termination or Nonrenewal of Appointment of Accounting Auditors

In the event that the Accounting Auditor is deemed to have met any of the grounds set forth in the clauses of Article 340, Paragraph 1, of the Corporation Law or comparable grounds, and the Board of Auditors determines that their termination or nonrenewal of appointment is appropriate, it will request

the Board of Directors to include for a General Meeting of Shareholders a proposal to terminate or not to reappoint the Accounting Auditor, in accordance with the Board of Auditors Regulations.

5. Company's Systems and Policies

(1) System to ensure that Directors' execution of duties complies with the laws and regulations, the Articles of Incorporation and any other systems to ensure proper execution of business

1) System to ensure that Directors' and employees' execution of duties complies with law and the Articles of Incorporation
   - The Company has established a legal compliance program, has designed and distributed a compliance manual and otherwise has implemented measures for promotion of compliance through establishment of a Compliance Committee.
   - The Company has established a whistleblowing policy ("Compliance Hotline") for early discovery and correction of illegal conduct.
   - In addition to regular audits by Auditors, the Internal Auditing Department regularly conducts audits to ensure that each division and department is properly and effectively operating its internal controls, and evaluates whether the financial reporting process is properly functioning in order to maintain reliability of financial reports.

2) System for storage and management of information related to Directors' execution of duties
   - The Company records information related to Directors' execution of duties as minutes of meetings of the Board of Directors, Executive Management Meetings and other important meetings, as well as documents such as action memos (including electronic records). Each such record is stored and managed for an appropriate retention period based on internal regulations.

3) Regulations regarding or any other systems for management of risk of loss
   - As a general rule, each division and department manages risks pertaining to work within its jurisdiction. The Internal Auditing Division inspects the risk management system of each division and department, and proposes and advises on policies for improvement, etc. Further, the Compliance Committee proposes thorough compliance efforts at each division and department.

4) System to ensure that Directors' execution of duties is efficient
   - In addition to the monthly meetings of the Board of Directors, Executive Management Meetings, comprised of all Representative Directors, are held three times a month generally, to make prompt and efficient decisions.
   - Internal regulations set forth allocation of duties and authority, and ensure organized and efficient operation of business.

5) System to ensure proper business execution within the Company group
   - Each domestic subsidiary is strengthening internal controls with cooperation of the Company's division or department in charge, to ensure the subsidiary's proper business execution. Also, each overseas subsidiary has made a compliance manual in accordance with the circumstances of its region and laws and regulations, and material overseas subsidiaries have established internal auditing divisions to ensure proper business execution.
   - To undertake consequential matters, an overseas subsidiary requires the Company's prior approval or consultation pursuant to internal regulations in order to ensure proper business execution by the Company Group as a whole. Furthermore, in addition to audits by the Company's Board of Auditors and Accounting Auditors, the Internal Auditing Division conducts audits and ensures proper execution of work through guidance and cooperation for strengthening internal controls.
   - Under the umbrella of the Global Compliance Conference, comprised of the President of the Company and top management, etc., of principal subsidiaries, the person in charge of compliance at each company regularly holds meetings, and strengthens and promotes legal compliance for the Company Group as a whole.

6) System to ensure that Auditors' audits are effective
- The Company has established a special organization for the purpose of supporting and assisting Auditors' work (Office of Auditors). The staff for such organization is selected with Auditors' agreement, and handles audit-related work under Auditors' direction.
- The President regularly holds meeting with the Auditors, and provides them with timely reports regarding the matters designated by law. Additionally, internal audit reports of the Internal Audit Division are submitted to Auditors.
- Auditors participate in the meetings of the Board of Directors, and participate in important committee activities.

(2) Basic Policy Regarding the Company's Control

The Company's Board of Directors believes that the decision of whether to accept another party's tender or other acquisition offer for the purpose of making large purchases of the Company's stock ultimately should be entrusted to its shareholders, given that the stock of the Company, which is a public company, is freely traded. However, it is likely that certain tender or acquisition offers may harm the Company's corporate value or the common interests of shareholders, depending on the intent of the offer, etc. The Company's Board of Directors maintains that such tender or acquisition offers are inappropriate.

As of now, any specific defensive measure in the event of a tender or acquisition offer has not yet officially been introduced, but the Company has already set up an internal system to deal with such an event. If a tender or acquisition offer is proposed, the Company will carefully judge its potential impact on its corporate value and the common interests of shareholders, and take appropriate measures with due care and prudent management.

Specifically, in addition to evaluating the offer with outside experts and negotiating with the party making the offer, the Company will establish a task-force to decide on whether any specific defensive measures are necessary. If the offer is deemed inimical to the Company's corporate value or the common interests of its shareholders, the prepared defensive measures will be implemented in accordance with relevant laws and regulations.

The Company will continue to consider adoption of any defensive measures for these situations, giving due respect to laws, regulations and case law related to acquisitions, their interpretations by relevant authorities, etc.

Amounts and numbers of shares in this Business Report are rounded down to the nearest unit, while ratios and other figures are rounded off to the nearest unit.

Consolidated Financial Statements

(From April 1, 2006 to March 31, 2007)

Consolidated Balance Sheet

(As of March 31, 2007)

Unit: millions of yen

Description	Amount	Description	Amount
(Assets)		**(Liabilities)**	
Current assets	**1,394,673**	**Current liabilities**	**468,436**
Cash and deposits	962,197	Notes and trade accounts payable	301,080
Notes and trade accounts receivable	89,666	Accrued income taxes	90,013
Securities	115,971	Reserve for bonuses	1,779
Inventories	88,609	Other current liabilities	75,563
Deferred income taxes	35,631		
Other current assets	104,483	**Non-current liabilities**	**5,142**
Allowance for doubtful accounts	(1,886)	Non-current accounts payable	698
		Reserve for employees' retirement and severance benefits	4,443
Fixed assets	**180,924**	**Total liabilities**	**473,578**
Property, plant and equipment	**57,600**		
Buildings and structures	18,022	**(Net assets)**	
Machinery, equipment and automobiles	1,134	**Owners' equity**	**1,086,549**
Furniture and fixtures	5,629	Common stock	10,065
Land	32,595	Additional paid-in capital	11,586
Construction in progress	217	Retained earnings	1,220,293
		Treasury stock	(155,396)
Intangible assets	**505**		
Software etc.	505	**Valuation and translation adjustments**	**15,331**
		Unrealized gains on other securities	8,898
Investments and other assets	**122,818**	Translation adjustments	6,432
Investments in securities	92,412		
Deferred income taxes	14,414	**Minority interests**	**138**
Other investments and other assets	16,001		
Allowance for doubtful accounts	(10)	**Total net assets**	**1,102,018**
Total assets	**1,575,597**	**Total liabilities and net assets**	**1,575,597**

Consolidated Statement of Income

(From April 1, 2006 to March 31, 2007)

Unit: millions of yen

Description	Amount	
Net sales		966,534
Cost of sales		568,722
Gross margin		**397,812**
Selling, general and administrative expenses		171,787
Operating income		**226,024**
Other income		
Interest income	33,987	
Foreign exchange gains	25,741	
Other	4,101	63,830
Other expenses		
Sales discount	919	
Other	95	1,015
Income before income taxes and extraordinary items		**288,839**
Extraordinary gains		
Reversal of allowance for doubtful accounts	338	
Gains on sales of fixed assets	252	
Gains on sales of investments in securities	891	1,482
Extraordinary losses		
Losses on disposal of fixed assets	384	
Unrealized losses on investments in securities	335	720
Income before income taxes and minority interests		**289,601**
Provision for income taxes and enterprise taxes	126,764	
Prior year income taxes	2,379	
Income taxes deferred	(13,796)	115,348
Minority interests		(37)
Net income		**174,290**

Consolidated Statement of Changes in Net Assets

(From April 1, 2006 to March 31, 2007)

Unit: millions of yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	10,065	11,585	1,096,073	(155,112)	962,611
Changes during the fiscal year					
Dividends from retained earnings*	–	–	(40,932)	–	(40,932)
Dividends from retained earnings	–	–	(8,953)	–	(8,953)
Directors' bonuses*	–	–	(185)	–	(185)
Net income	–	–	174,290	–	174,290
Purchase of treasury stock	–	–	–	(284)	(284)
Disposal of treasury stock	–	1	–	1	2
Net amount of changes in the fiscal year other than owners' equity	–	–	–	–	–
Total amount of changes in the fiscal year	–	1	124,219	(283)	123,937
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549

	Valuation and translation adjustments			Minority interests	Total net assets
	Unrealized gains on other securities	Translation adjustments	Total valuation /translation adjustments		
Balance as of March 31, 2006	10,717	762	11,479	176	974,267
Changes during the fiscal year					
Dividends from retained earnings*	–	–	–	–	(40,932)
Dividends from retained earnings	–	–	–	–	(8,953)
Directors' bonuses*	–	–	–	–	(185)
Net income	–	–	–	–	174,290
Purchase of treasury stock	–	–	–	–	(284)
Disposal of treasury stock	–	–	–	–	2
Net amount of changes in the fiscal year other than owners' equity	(1,819)	5,670	3,851	(37)	3,814
Total amount of changes in the fiscal year	(1,819)	5,670	3,851	(37)	127,751
Balance as of March 31, 2007	8,898	6,432	15,331	138	1,102,018

*These were items for the appropriation of profits resolved at the Annual General Meeting of Shareholders held in June 2006.

Notes to the Consolidated Financial Statements

[Notes to the basis for preparation of consolidated financial statements]

1. Scope of consolidation

Number of consolidated subsidiaries	20
Names of principal subsidiaries	Nintendo of America Inc. Nintendo of Europe GmbH
Names of non-consolidated subsidiaries	Fukuei Co., Ltd.
Reason for excluding from the scope of consolidation	The non-consolidated subsidiary is excluded from the scope of consolidation because it is small and does not have a material impact on the consolidated financial statements with respect to total assets, net sales, net income, retained earnings, etc.
Change in the scope of consolidation	Nintendo of Korea Co., Ltd. is included in the scope of consolidation starting from this fiscal year because of additional capital contribution.

2. Application of the equity method

Number of equity-method affiliates	7
Name of the principal equity-method affiliate	The Pokémon Company
Name of the non-consolidated subsidiaries not subject to the equity method	Fukuei Co., Ltd.
Name of the affiliate not subject to the equity method	Ape inc.
Reason for not applying the equity method	The non-consolidated subsidiary and affiliate not subject to the equity method are excluded from application of the equity method because the impact of each on net income, retained earnings, etc., is negligible, and neither is material as a whole.
Special notes with respect to application of the equity method	With respect to an equity-method company whose account closing date differs from the consolidated account closing date, such company's financial statements related to this fiscal year or based on preliminary accounts closing are used.

3. Accounting standards

(1) Standards and methods for valuation of important assets

A. Marketable securities

1) Bonds held to maturity   Amortized cost method (by straight-line method)

2) Other marketable securities

- Securities with market quotations

Stated at market based on the market price, etc., on the settlement date

(Losses are charged to income, and unrealized gains, net of tax, are charged to net assets. The cost of sales is calculated using the moving average method.)

- Securities without market quotations

Stated at cost using the moving-average method

B. Derivatives   Stated at market

C. Inventories   Stated at lower of cost or market using the moving-average method

(2) Depreciation method for important depreciable assets

1) Property, plant and equipment

The declining-balance method is used for the Company and its consolidated subsidiaries, but certain tools, furniture and fixtures are subject to depreciation based on their economic useful lives. However, the straight-line method is used for buildings acquired on April 1, 1998 or thereafter (excluding building fixtures). Overseas consolidated subsidiaries are subject to the straight-line method based on estimated economic useful lives.

Main economic useful lives are as follows:

Buildings and structures 3-60 years

2) Intangible assets

The Company and its consolidated subsidiaries use the straight-line method. The Company's own software used by the Company is subject to amortization based on the period of internal use (mainly five years).

(3) Important standards of accounting for reserves

1) Allowance for doubtful accounts

To reserve for losses due to doubtful accounts, with respect to the Company and its domestic consolidated subsidiaries, the amount based on the historical write-off rate is recorded for ordinary receivables, and the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for specified receivables such as doubtful accounts. With respect to overseas consolidated subsidiaries, the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for specified receivables such as doubtful accounts.

2) Reserve for bonuses

A reserve is recorded based on estimated bonuses to employees.

3) Reserve for employees' retirement and severance benefits

A reserve is recorded for the Company and certain of its consolidated subsidiaries based on the estimated retiree benefits and plan assets as of this fiscal year-end, to cover employees' retirement benefits.

Actuarial differences are treated at once for the year in which they arise.

For this fiscal year, because plan assets exceed retirement benefits, the excess is recorded in "Other investments and other assets" in investments and other assets as prepaid pension cost.

(4) Standards of translation of important assets and liabilities denominated in foreign currencies into yen

Foreign currency monetary asset and liability are translated into yen based on the spot rate of exchange in the foreign exchange market on the settlement date, and translation adjustments are treated as gain or loss. Assets and liabilities of overseas consolidated subsidiaries, etc., are translated into yen based on the spot rate of exchange in the foreign exchange market on the settlement date, while income and expenses are translated into yen based on the average rate of exchange during the fiscal term. Translation adjustments are included in "Translation adjustments" and "Minority interests" under net assets.

(5) Accounting treatment of consumption taxes, etc.

The tax exclusion method.

4. Valuation of assets and liabilities of consolidated subsidiaries

The mark-to-market method is used.

5. Changes in accounting policies

(1) Accounting standard for Directors' bonuses

Starting with this fiscal year, the Accounting Standard for Directors' Bonuses (Accounting Standards Board of Japan, Statement No. 4, November 29, 2005) is applicable. Its impact on operating income, income before income taxes and extraordinary items and net income before income taxes is negligible. Directors' bonuses recognized as expenses for this fiscal year are recorded as "Other current liabilities" under current liabilities as finalized liabilities.

(2) Accounting standard for presentation of net assets in the balance sheet

Starting with this fiscal year, the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Statement No. 5, December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet (Accounting Standards Board of Japan, Guidance No. 8, December 9, 2005) are applicable. The total amount of shareholders' equity under the previous accounting policy would be 1,101,880 million yen.

6. Starting with this fiscal year, the consolidated financial statements are prepared pursuant to the Ordinance for Corporate Accounting (Ministry of Justice Ordinance, No. 13, February 7, 2006).

[Notes to Consolidated Balance Sheet]

1. Accumulated depreciation of property, plant and equipment 43,265 million yen
2. "Other current assets" under current assets includes balances of repurchase transactions.

The market value of marketable securities received as security for the transactions was 21,359 million yen as of the fiscal year-end.

[Notes to Consolidated Statements of Changes in Net Assets]

1. Total number of issued shares as of this fiscal year-end

   Common stock 141,669,000 shares

2. Dividends

   (1) Dividend amount

Resolution	Type of stock	Total dividend (million yen)	Dividend per share (yen)	Record date	Effective date
General Meeting of Shareholders on June 29, 2006	Common stock	40,932	320	March 31, 2006	June 30, 2006
Board of Directors meeting on October 26, 2006	Common stock	8,953	70	September 30, 2006	December 1, 2006
Total		49,886			

   (2) Dividends whose record date is during this fiscal year, but whose effective date is following the end of this fiscal year

   The following dividend on common stock is proposed as a resolution of the Annual General Meeting of Shareholders on June 28, 2007.

Total dividends	79,299 million yen
Dividend per share	620 yen
Record date	March 31, 2007
Effective date	June 29, 2007

   Retained earnings will be used as a source of fund for dividends.

[Notes to the per Share Information]

Net assets per share	8,614.97 yen
Net income per share	1,362.61 yen

(Note) Amounts in the consolidated financial statements are rounded down to the nearest million yen.

Independent Auditors' Report
(English Translation)

May 11, 2007

To the Board of Directors
Nintendo Co., Ltd.

Misuzu Audit Corporation

Yukihiro Matsunaga, CPA
Engagement Partner
Shingo Yamamoto, CPA
Engagement Partner

Yamaguchi Audit Corporation

Yoshihiro Takeda, CPA
Engagement Partner

We have audited, pursuant to Article 444, paragraph 4 of the Corporation Law of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Nintendo Co., Ltd. (hereinafter referred to as the "Company") for the fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nintendo Co., Ltd. and its consolidated subsidiaries as of March 31, 2007 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements, are written in Japanese.

Non-consolidated Financial Statements

(From April 1, 2006 to March 31, 2007)

Non-consolidated Balance Sheet

(As of March 31, 2007)

Unit: millions of yen

Description	Amount	Description	Amount
(Assets)		**(Liabilities)**	
Current assets	**1,180,869**	**Current liabilities**	**418,510**
Cash and deposits	796,140	Notes payable	8,919
Notes receivable	1,517	Trade accounts payable	287,029
Trade accounts receivable	192,654	Other accounts payable	21,837
Securities	55,990	Accrued income taxes	78,294
Finished goods	14,256	Advances received	4,591
Raw materials	5,146	Reserve for bonuses	1,779
Goods in progress	267	Other current liabilities	16,058
Supplies	563	**Non-current liabilities**	**680**
Deferred income taxes	22,002	Non-current accounts payable	680
Other current assets	92,331		
Allowance for doubtful accounts	(2)	**Total liabilities**	**419,191**
Fixed assets	**185,398**		
Property, plant and equipment	**41,341**	**(Net assets)**	
Buildings	12,631	**Owners' equity**	**938,181**
Structures	283	**Common stock**	**10,065**
Machinery and equipment	271	**Additional paid-in capital**	**11,586**
Automobiles	39	Capital reserve	11,584
Furniture and fixtures	3,037	Other additional paid-in capital	2
Land	25,077	**Retained earnings**	**1,071,925**
Intangible assets	**337**	Legal reserve	2,516
Software	286	Other retained earnings	1,069,408
Other intangible assets	51	Special reserve	40
Investments and other assets	**143,719**	General reserve	860,000
Investments in securities	84,992	Unappropriated retained earnings	209,368
Investment securities of affiliates	22,185	**Treasury stock**	**(155,396)**
Investments in affiliates	10,419	**Valuation and translation adjustments**	**8,895**
Non-current receivable	10	Unrealized gains on other securities	8,895
Deferred income taxes	10,434		
Other investments and other assets	15,687		
Allowance for doubtful accounts	(10)	**Total net assets**	**947,076**
Total assets	**1,366,267**	**Total liabilities and net assets**	**1,366,267**

Non-consolidated Statement of Income

(From April 1, 2006 to March 31, 2007)

Unit: millions of yen

Description	Amount	
Net assets		898,639
Cost of sales		596,507
Gross margin		**302,132**
Selling, general and administrative expenses		89,843
Operating income		**212,288**
Other income		
Interest income	24,055	
Dividend income	543	
Foreign exchange gains	23,131	
Other	4,692	52,423
Other expenses		
Sales discount	1,233	
Other	75	1,308
Income before income taxes and extraordinary items		**263,403**
Extraordinary gains		
Reversal of allowance for doubtful accounts	2,912	
Gains on sales of fixed assets	252	
Gains on sales of investments in securities	891	4,056
Extraordinary losses		
Losses on disposal of fixed assets	51	
Unrealized losses on investments in securities	335	
Unrealized losses on investments in affiliates	1,679	2,067
Income before income taxes		**265,392**
Provision for income taxes and enterprise taxes	112,221	
Prior year income taxes	17,798	
Income taxes deferred	(7,371)	122,648
Net income		**142,743**

Non-consolidated Statement of Changes in Net Assets

(April 1, 2006 to March 31, 2007)

Unit: millions of yen

	Owners' equity								
		Additional paid-in capital			Retained earnings				
	Common stock	Capital reserve	Other additional paid-in capital	Total additional paid-in capital	Legal reserve	Other retained earnings			Total retained earnings
						Special reserve	General reserve	Unappropriated retained earnings	
Balance as of March 31, 2006	10,065	11,584	0	11,585	2,516	44	810,000	166,686	979,247
Changes during the fiscal year									
Reversal of special reserve*	–	–	–	–	–	(2)	–	2	–
Reversal of special reserve	–	–	–	–	–	(2)	–	2	–
Dividends from retained earnings*	–	–		–	–	–	–	(40,932)	(40,932)
Dividends from retained earnings	–	–	–	–	–	–	–	(8,953)	(8,953)
Directors' bonuses*	–	–	–	–	–	–	–	(180)	(180)
General Reserve*	–	–	–	–	–	–	50,000	(50,000)	–
Net income	–	–	–	–	–	–	–	142,743	142,743
Purchase of treasury stock	–	–	–	–	–	–	–	–	–
Disposal of treasury stock	–	–	1	1	–	–	–	–	–
Net amount of changes in the fiscal year other than owners' equity	–	–	–	–	–	–	–	–	–
Total changes during the fiscal year	–	–	1	1	–	(4)	50,000	42,681	92,677
Balance as of March 31, 2007	10,065	11,584	2	11,586	2,516	40	860,000	209,368	1,071,925

	Owners' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	Total owners' equity	Net unrealized gain on other securities	Total valuation /translation adjustments	
Balance as of March 31, 2006	(155,112)	845,785	10,716	10,716	856,501
Changes during the fiscal year					
Reversal of special reserve*	–	–	–	–	–
Reversal of special reserve	–	–	–	–	–
Dividends from retained earnings*	–	(40,932)	–	–	(40,932)
Dividends from retained earnings	–	(8,953)	–	–	(8,953)
Directors' bonuses*	–	(180)	–	–	(180)
General Reserve*	–	–	–	–	–
Net income	–	142,743	–	–	142,743
Purchase of treasury stock	(284)	(284)	–	–	(284)
Disposal of treasury stock	1	2	–	–	2
Net amount of changes in the fiscal year other than owners' equity	–	–	(1,821)	(1,821)	(1,821)
Total changes during the fiscal year	(283)	92,395	(1,821)	(1,821)	90,574
Balance as of March 31, 2007	(155,396)	938,181	8,895	8,895	947,076

*These were items for the appropriation of profits resolved at the Annual General Meeting of Shareholders held in June 2006.

Notes to Non-consolidated Financial Statements

[Notes to significant accounting policies]

1. Standards and methods of valuation of assets
   (1) Marketable securities
      1) Bonds held to maturity — Amortized cost method (by straight-line method)
      2) Investment securities of affiliates — Stated at cost using the moving-average method
      3) Other marketable securities
         - Securities with market quotations
           Stated at market based on the market price, etc., on the settlement date
           (Losses are charged to income, and unrealized gains, net of tax, are charged to net assets. The cost of sales is calculated using the moving average method.)
         - Securities without market quotations
           Stated at cost using the moving-average method
   (2) Derivatives — Stated at market
   (3) Inventories — Stated at lower of cost or market using the moving-average method

2. Depreciation method for fixed assets
   (1) Property, plant and equipment
      Declining-balance method
      (Certain tools, furniture and fixtures are subject to depreciation based on their economic useful lives)
      However, the straight-line method is used for buildings acquired on April 1, 1998 or thereafter (excluding building fixtures).
      Main economic useful lives are as follows:
        Buildings 3-50 years
   (2) Intangible assets
      Straight-line method
      The Company's own software used by the Company is subject to amortization based on the period of internal use (mainly five years).

3. Standards of accounting for reserves
   (1) Allowance for doubtful accounts
      To reserve for losses due to doubtful accounts, the amount based on the historical write-off rate is recorded for ordinary receivables, and the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for specified receivables such as doubtful accounts.
   (2) Reserve for bonuses
      A reserve is recorded based on estimated bonuses to employees.
   (3) Reserve for employees' retirement and severance benefits
      A reserve is recorded based on the estimated retiree benefits and plan assets as of this fiscal year-end.

to cover employees' retirement benefits.

Actuarial differences are treated at once for the year in which they arise.

For this fiscal year, because plan assets exceed retirement benefits, the excess is recorded in "Other investments and other assets" in investments and other assets as prepaid pension cost.

4. Standards of translation of assets and liabilities denominated in foreign currencies into yen

Foreign currency monetary asset and liability are translated into yen based on the spot rate of exchange in the foreign exchange market on the settlement date, and translation adjustments are treated as gain or losses.

5. Accounting treatment of consumption taxes, etc.

The tax exclusion method.

6. Changes in accounting policies

(1) Accounting standard for Directors' bonuses

Starting with this fiscal year, the Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan, Statement No. 4, November 29, 2005) is applicable. Its impact on operating income, income before income taxes and extraordinary items and net income before income taxes is negligible. Directors' bonuses recognized as expenses for this fiscal year are recorded as "Other accounts payable" under current liabilities as finalized liabilities.

(2) Accounting standard for presentation of net assets in the balance sheet

Starting with this fiscal year, the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Statement No. 5, December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet (Accounting Standards Board of Japan, Guidance No. 8, December 9, 2005) are applicable. The total amount of shareholders' equity under the previous accounting policy would be 947,076 million yen.

7. Starting with this fiscal year, the non-consolidated financial statements are prepared pursuant to the Ordinance for Corporate Accounting (Ministry of Justice Ordinance, No. 13, February 7, 2006).

[Notes to Non-Consolidated Balance Sheet]

1. Accumulated depreciation of property, plant and equipment	25,994 million yen
2. Guarantee liability	
Guarantee of payment of real property rent	
NES Merchandising, Inc.	3,091 million yen
3. Monetary receivables from and payables to affiliates	
Short-term monetary asset	182,759 million yen
Short-term monetary liability	3,060 million yen

4. "Other current assets" under current assets includes balances of repurchase transactions.

The market value of marketable securities received as security for the transactions was 21,359 million yen as of the fiscal year-end.

[Notes to the Non-consolidated Statement of Income]

1. Transactions with affiliates

Net sales	570,708 million yen
Other operating transactions	14,762 million yen
Transactions other than operating transactions	1,170 million yen

2. Prior year income taxes

These taxes are due to amended returns pursuant to transfer pricing related to transactions between the Company and its overseas subsidiaries.

[Notes to Non-consolidated Statement of Changes in Net Assets]

Number of treasury shares as of the fiscal year-end

Common stock 13,765,987 shares

[Notes to Tax Effect Accounting]

The main contributing factors to the deferred tax assets are research and development expenses, accrued enterprise taxes, etc., and the main contributing factor to the deferred tax liabilities incurred is unrealized gain on other securities.

[Notes to Leased Fixed Assets]

Other than the fixed assets recorded on the balance sheet, certain office equipment is leased under financial leases other than those that are deemed to transfer the ownership of the leased property.

[Notes to Transactions with Affiliates]

1. Subsidiaries, etc. Unit: millions of yen

Type	Company name, etc.	Percentage of voting rights, etc., held (or held of the Company)	Relationship with affiliate	Transaction details	Transaction amount	Description	Fiscal term-end balance
Subsidiary	Nintendo of America Inc.	Directly hold 100%	Sales of the Company products; interlocking officer	Sales of the Company products (*1)	310,654	Trade accounts receivable	91,534
Subsidiary	Nintendo of Europe GmbH	Directly hold 100%	Sales of the Company products	Sales of the Company products (*1)	240,442	Trade accounts receivable	82,127

2. Officers, principal individual shareholders, etc. Unit: millions of yen

Type	Company name, etc.	Percentage of voting rights, etc., held (or held of the Company)	Relationship with affiliate	Transaction details	Transaction amount	Description	Fiscal term-end balance
Company in which principal shareholder holds a majority of voting rights	Shigureden K.K. (*3)	None	Sales of the Company products	Sales of the Company products (*1)	14	Trade accounts receivable	1
				Fee for trademarks, etc. (*2)	16	Other accounts payable	5

Transaction terms, policies regarding determination of transaction terms, etc.

(*1) Terms of a product sale are the same as those available generally and upon consideration of the market price.

(*2) Trademarks and publications of the party are used as payment focusing the Company's software for sale. Terms are the same as those generally available.

(*3) Mr. Hiroshi Yamauchi, the Company's principal shareholder, directly owns 100% of the voting rights.

[Notes to per Share Information]

Net assets per share 7,404.64 yen

Net income per share 1,115.98 yen

(Note) Amounts in the non-consolidated financial statements are rounded down to the nearest million yen.

Independent Auditors' Report
(English Translation)

May 11, 2007

To the Board of Directors
Nintendo Co., Ltd.

Misuzu Audit Corporation

Yukihiro Matsunaga, CPA
Engagement Partner
Shingo Yamamoto, CPA
Engagement Partner

Yamaguchi Audit Corporation

Yoshihiro Takeda, CPA
Engagement Partner

We have audited, pursuant to Article 436, paragraph 2-1 of the Corporation Law of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof of Nintendo Co., Ltd. (hereinafter referred to as the "Company") for the 67th fiscal year from April 1, 2006 to March 31, 2007. These financial statements and supplementary schedules thereof are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules thereof. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof, are written in Japanese.

Audit Report

(English Translation)

Regarding the performance of duties by the Directors for the 67th fiscal year from April 1, 2006 to March 31, 2007, the Board of Auditors hereby submits its audit report, which has been prepared upon careful consideration based on the audit report prepared by each Auditor.

1. Summary of Auditing Methods by the Auditors and Board of Auditors

The Board of Auditors established auditing policies, allocation of duties, and other relevant matters, and received reports from each Auditor regarding his or her audits and results thereof, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditors regarding performance of their duties, and sought explanations as necessary.

Each Auditor complied with the auditing standards of the Auditors established by the Board of Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with the Internal Auditing Division, other employees, and any other relevant personnel, and made efforts to prepare the environment for information collection and audit, as well as participated in meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, and other relevant personnel regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and financial positions at the head office and principal business offices. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, and the system prepared based on the contents of the resolutions of the Board of Directors and such resolutions regarding preparation of the system stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law (internal controls system), which system is necessary for ensuring that a joint stock corporation's business is proper. We examined the details of the basic policies pursuant to Item 1 and measures pursuant to Article 127, Item 1 of the Ordinance for Enforcement of the Corporation Law set forth in the business report, based on the careful consideration that took place during meetings of the Board of Directors and others. With respect to subsidiaries, we communicated and exchanged information with Directors, Auditors, and other relevant personnel of the subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and supporting schedules related to the relevant fiscal year.

Furthermore, we monitored and verified whether the Temporary Accounting Auditors maintained their independence and implemented appropriate audits, as well as received reports from the Temporary Accounting Auditors regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Temporary Accounting Auditors that "the system for ensuring that duties are performed properly" (matters set forth in each item of Article 159 of the Ordinance for Corporate Accounting) has been prepared in accordance with the Product Quality Management Standards Regarding Audits (issued by the Business Accounting Deliberation Council (BACD) on October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets, and non-consolidated notes) and the supplementary schedules, as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and consolidated notes) related to the relevant fiscal year.

2. Results of Audit
   (1) Results of Audit of Business Report and Other Relevant Documents
      1. In our opinion, the business report and the supplementary schedules are in accordance with the related laws and regulations and Articles of Incorporation, and fairly represent the Company's condition.
      2. We have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation, related to performance of duties by the Directors.
      3. In our opinion, the contents of the resolutions of the Board of Directors related to the internal controls system are fair and reasonable. In addition, we have found no matters on which to remark regarding the performance of duties by the Directors related to such internal controls system.
      4. We have found no matters on which to remark regarding the basic policy related to the activities of persons in control of the Company set forth in the business report.
   (2) Results of Audit of Non-consolidated Financial Statements and Supplementary Schedules
   In our opinion, the methods and results employed and rendered by the Temporary Accounting Auditors, Misuzu Audit Corporation and Yamaguchi Audit Corporation, are fair and reasonable.
   (3) Results of Audit of Consolidated Financial Statements
   In our opinion, the methods and results employed and rendered by the Temporary Accounting Auditors, Misuzu Audit Corporation and Yamaguchi Audit Corporation, are fair and reasonable.

May 18, 2007

Board of Auditors, Nintendo Co., Ltd.

Full-Time Auditor	Ichiro Nakaji
Full-Time Auditor	Minoru Ueda
Auditor	Yoshiro Kitano
Auditor	Katsuo Yamada
Auditor	Naoki Mizutani

(Notes) 1. On May 10, 2006, the Financial Services Agency ordered the Company's Accounting Auditor, ChuoAoyama Audit Corporation (renamed as Misuzu Audit Corporation, as of September 1, 2006), to cease operation for two months between July 1 to August 31, 2006. As a result, it was no longer qualified to serve as the Company's Accounting Auditor, and resigned. In connection with this event, in accordance with Article 346, Paragraphs 4 and 6, of the Corporation Law, the Company selected Yamaguchi Audit Corporation as its Temporary Accounting Auditor pursuant to a resolution of the Board of Auditors on July 12 of the same year and additionally selected Misuzu Audit Corporation as its Temporary Accounting Auditor pursuant to a resolution of the Board of Auditors on September 4 of the same year.

2. Auditors, Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani, are Outside Auditors as stipulated in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporation Law.

Reference Documents for the General Meeting of Shareholders

Proposals and References

Proposal No. 1: Distribution of Surplus

The Company's basic policy is to use retained earnings toward research and development, capital investments, etc., necessary for the Company's growth. It is also part of this policy to maintain the Company's financial soundness in order to respond to the future management environment and prevail over challenging competition, and to pay out dividends, as a form of direct returns to shareholders, upon considering the Company's profit level for fiscal year.

Specifically, the Company's annual dividend is (i) 33% of the consolidated operating income, used as the base dividend amount, divided by the number of shares outstanding (excluding treasury shares held as of the fiscal year-end), or (ii) an amount necessary to achieve a 50% consolidated payout ratio, whichever is greater (in either case, rounded up to the nearest 10 yen).

Based on this basic policy, the Company hereby proposes its year-end dividends for the fiscal year ended March 31, 2007 as follows:

(1) Matters concerning allotment of property dividends to shareholders and the total amount

620 yen per share of common stock, for a total of 79,299,868,060 yen

Because an interim dividend of 70 yen per share was paid out, the annual dividend for the fiscal year ended March 31, 2007 was 690 yen, an increase of 300 yen as compared to the previous fiscal year.

(2) Effective date of distribution of surplus

June 29, 2007

Proposal No. 2: Partial Amendments to the Articles of Incorporation

1. Reasons for the Amendments

(1) An amendment will prepare and expand the Company's business purposes, in order to clarify them in line with the current condition of the Company's business and to respond to the increased variety of businesses in connection with changes in the business environment, including the spread of the Internet (Article 2).

(2) The Company's Articles of Incorporation will be amended for the following reasons in connection with enforcement of the Corporation Law (Law No. 86, 2005), Ordinance for Enforcement of the Corporation Law (Ministry of Justice Ordinance No. 12, 2006), and Ordinance for Corporation Accounting (Ministry of Justice Ordinance No. 13, 2006):

1) An amendment will change the public notice method to that of electronic public notice to improve the public notice function and convenience as well as to reduce expenses (Article 5).

2) An amendment will newly establish a provision regarding rights of shareholders who hold shares constituting less than a unit of stock (Article 10).

3) An amendment will change a provision to clarify that the Share Handling Regulations will set forth procedures related to shareholders' rights, etc (Article 13).

4) An amendment will establish a new provision to clarify the location of the General Meeting of Shareholders (Article 15, Section 2).

5) An amendment will establish a new provision that enables the Internet disclosure and provision of part of the Reference Documents for the Exercise of Voting Rights (Article 17).

6) An amendment will add a stipulation regarding the number of proxies for voting by proxy at the General Meeting of Shareholders (Article 19, Section 1).

7) An amendment will establish a new provision that allows resolutions of the Board of Directors in writing, etc., to enable it to operate flexibly and efficiently (Article 27, Section 2).

8) Otherwise, amendments will make any other necessary changes in connection with enforcement of the Corporation Law.

(3) In addition to the foregoing, the amendments will reorganize the document's overall structure, and revise, adjust, etc., the wording throughout the Articles of Incorporation.

2. Details of the Proposed Amendments

The details of the existing and the proposed amendments in the Articles of Incorporation are as follows: (In case that change in original Japanese text does not effect a substantial change in the meaning, no change is made in the English translation.)

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS
(Trade Name) Article 1. The name of the Company shall be *"Nintendo Kabushiki Kaisha."* In English it shall be "Nintendo Co., Ltd."	(Trade Name) Article 1. The name of the Company shall be *"Nintendo Kabushiki Kaisha,"* and in English it shall be "Nintendo Co., Ltd."
(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses:	(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses:
(1) Manufacturing and sale of playing cards, etc.;	(1) Manufacturing and sale of playing cards, etc.;
(2) Manufacturing and sale of entertainment equipment, sporting equipment, sound equipment and vehicles;	(2) Manufacturing and sale of entertainment equipment, sporting equipment, sound equipment and vehicles;
(3) Manufacturing and sale of office equipment and tools;	(3) Manufacturing and sale of office equipment and tools;
(4) Manufacturing and sale of education materials, childcare products, household items and electric products;	(4) Manufacturing and sale of education materials, childcare products, household items and electric products;
(5) Printing, publication, processing and sale of paper products;	(5) Printing, publication, processing and sale of paper products;
(6) Processing and sale of plastic, metallic and wooden products;	(6) Processing and sale of plastic, metallic and wooden products;
(7) Manufacturing and sale of communication machinery and instruments and electrical appliances and devices;	(7) Production, manufacturing and sale of contents such as games, images and music;
(8) Information processing and providing business through information networks using computer systems;	(8) Development, manufacturing and sale of electrical appliances and devices related to the contents set forth in the previous clause;
(9) Radio broadcast;	(9) Information processing and providing services using computer networks, etc.;
(10) Development and sale of radio technology and computer application technology;	(10) Electrical communication business and development and sale of communication-related technology;
(11) Sale, lease, management and brokering of real property;	(11) Radio broadcast and development and sale of radio-related technology;
(12) Financial services and sale and purchase of marketable securities;	(12) Sale, lease, management and brokering of real property;
(13) Non-life insurance agency and life insurance offering;	(13) Financial services and sale and purchase of marketable securities;
(14) Management of and investment in restaurants, dining halls, cafes, stores and entertainment sites;	(14) Non-life insurance agency and life insurance offering;
(15) Planning and production of sports and other cultural events;	(15) Management of and investment in restaurants, dining halls, cafes, stores and entertainment sites;
(16) Planning, manufacturing and sale of character-based products (with images of people, animals, etc., that have distinct names or special features);	(16) Planning and production of sports, films and other cultural events;
(17) Licensing use or reproduction of copyrighted works;	(17) Planning, manufacturing and sale of character-based products;
(18) Licensing use of trademarks; and	(18) Licensing use or reproduction of copyrighted works;
(19) All businesses incidental to any of the foregoing.	(19) Licensing use of trademarks; and
	(20) All businesses incidental to any of the foregoing.

Existing Articles of Incorporation	Proposed Amendments
(Head Office) Article 3. The head office of the Company shall be located in Kyoto, Japan.	(Location of Head Office) Article 3. The head office of the Company shall be located in Kyoto, Japan.
(New)	(Organizations) Article 4. The Company shall have the following organizations in addition to General Meeting of Shareholders and Directors: (1) Board of Directors; (2) Auditors; (3) Board of Auditors; and (4) Accounting Auditor.
(Method of Public Notices) Article 4. Public notices of the Company shall be issued in *Nihon Keizai Shimbun*.	(Method of Public Notices) Article 5. The method of public notices of the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in *Nihon Keizai Shimbun*.
CHAPTER II. SHARES	CHAPTER II. SHARES
(Total Number of Shares) Article 5. The total number of shares authorized to be issued by the Company shall be four-hundred million (400,000,000) shares.	(Total Number of Shares Authorized to be Issued) Article 6. The total number of shares authorized to be issued by the Company shall be four-hundred million (400,000,000) shares.
(Acquisition of Treasury Stock) Article 6. The Company may, by resolution of the Board of Directors, purchase treasury stock pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	(Acquisition of Own Shares) Article 7. The Company may, by resolution of the Board of Directors, acquire the Company's own shares pursuant to Article 165, Paragraph 2 of the Corporation Law.
(New)	(Issuance of Share Certificates) Article 8. The Company shall issue share certificates representing the Company's shares.
(Number of Shares Constituting One Unit and Non-Issuance of Share Certificates Representing Shares Constituting Less Than One Unit) Article 7. The number of shares constituting one unit of stock shall be one hundred (100) shares. The Company shall not issue share certificates representing shares constituting less than one unit of stock (hereinafter referred to as "shares constituting less than one unit").	(Number of Shares Constituting One Unit and Non-Issuance of Share Certificates Representing Shares Constituting Less Than One Unit) Article 9. The number of shares constituting one unit of stock shall be one hundred (100) shares. 2. Notwithstanding the preceding article, the Company shall not issue share certificates representing shares constituting less than one unit of stock; provided, however, that this provision shall not apply to the matters otherwise provided for in the Share Handling Regulations.

Existing Articles of Incorporation	Proposed Amendments
(New)	(Rights with respect to Shares Constituting Less Than One Unit) Article 10. A shareholder (including a beneficial shareholder; hereinafter the same interpretation shall apply) may not exercise rights with respect to shares constituting less than one unit other than those specified in the following sections: (1) Right specified in each item of Article 189, Paragraph 2 of the Corporation Law ; (2) Right to make a request provided for in Article 166, Paragraph 1 of the Corporation Law; (3) Right to receive allotment of offered shares or stock acquisition rights in accordance with the number of shares held by the shareholder; and (4) Right to make a request provided for in the following article.
(Additional Purchase of Shares Constituting Less Than One Unit) Article 8. A shareholder (including a beneficial shareholder; hereinafter the same interpretation shall apply) holding the Company's shares constituting less than one unit, in accordance with the provisions of the Share Handling Regulations, may request the Company to sell such amount of shares which will, when added together with that shareholder's existing shares constituting less than one unit, constitute one unit of stock.	(Additional Purchase of Shares Constituting Less Than One Unit) Article 11. A shareholder holding the Company's shares constituting less than one unit, in accordance with the provisions of the Share Handling Regulations, may request the Company to sell such amount of shares which will, when added together with that shareholder's existing shares constituting less than one unit, constitute one unit of stock.
(Denominations of Share Certificates) Article 9. Denominations of share certifications issued by the Company are in accordance with the Share Handling Regulations established by Board of Directors.	(Deleted)
(Transfer Agent) Article 10. The Company shall appoint a transfer agent with respect to its shares. The transfer agent and its business office shall be elected by resolution of the Board of Directors and public notice thereof shall be issued by the Company. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation shall apply) and the register of lost share certificates of the Company shall be retained at the business office of the transfer agent. The business pertaining to shares, such as registration of transfers of shares, and purchase and sale of shares constituting less than one unit, etc. shall be handled by the transfer agent.	(Transfer Agent) Article 12. The Company shall appoint a transfer agent. 2. The transfer agent and its business office shall be designated by resolution of the Board of Directors and public notice thereof shall be issued by the Company. 3. Preparation and retention of the register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation shall apply), the ledger of stock acquisition rights and the register of lost share certificates of the Company, and any other business with respect to the register of shareholders, the ledger of stock acquisition rights and the register of lost share certificates of the Company, shall be entrusted to the transfer agent and shall not be handled by the Company.

Existing Articles of Incorporation	Proposed Amendments
(Share Handling Regulations) Article 11. The business and handling charges pertaining to shares of the Company, including registration of transfers of shares and purchase and sale of shares constituting less than one unit, etc. shall be governed by the Share Handling Regulations established by the Board of Directors.	(Share Handling Regulations) Article 13. The business, handling charges pertaining to shares and stock acquisition rights of the Company and method of exercising shareholder rights shall be governed by, in addition to laws and regulations or these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.
(Record Date) Article 12. The Company shall deem those shareholders whose names are listed or recorded in the most recent register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation shall apply) as of March 31 of each year to be shareholders entitled to exercise their rights at the Annual General Meeting of Shareholders to be held with respect to such business year.	(Record Date) Article 14. The record date for voting rights at the Annual General Meeting of Shareholders of the Company shall be March 31 of each year.
Notwithstanding the foregoing, whenever necessary to determine the parties who can exercise their rights, in accordance with resolution of the Board of Directors and upon giving prior public notice, the Company may determine the shareholders or registered pledgers whose names are listed or recorded in the most recent register of shareholders on a certain date to be shareholders and registered pledgers who can exercise their rights.	2. Notwithstanding the foregoing, whenever necessary, in accordance with resolution of the Board of Directors and upon giving prior public notice, the Company may determine an ad hoc record date.
CHAPTER III. GENERAL MEETING OF SHAREHOLDERS	CHAPTER III. GENERAL MEETING OF SHAREHOLDERS
(Convocation) Article 13. The Annual General Meeting of Shareholders shall be convened in June of each year, and an Extraordinary General Meeting of Shareholders shall be convened when necessary.	(Convocation of General Meeting of Shareholders) Article 15. The Annual General Meeting of Shareholders of the Company shall be convened in June of each year, and an Extraordinary General Meeting of Shareholders of the Company shall be convened when necessary. 2. The General Meeting of Shareholders of the Company shall be convened at the location of head office or environs.
(Convocator)	(Convocator and Chairman of the General Meeting of Shareholders)
Article 14. The President and Director shall convene the General Meeting of Shareholders by resolution of the Board of Directors, unless otherwise provided by laws and regulations.	Article 16. The President and Director shall convene the General Meeting of Shareholders and act as the chairman thereof, unless otherwise provided by laws and regulations.
In the event that the President and Director is unable to act, another Director, determined in accordance with an order of succession previously determined by resolution of the Board of Directors, shall act in place of the President and Director.	2. In the event that the President and Director is unable to act, another Director, determined in accordance with an order of succession previously determined by resolution of the Board of Directors, shall act in place of the President and Director.

Existing Articles of Incorporation	Proposed Amendments
(Chairman) Article 15. The President and Director shall serve as the chairman of the General Meeting of Shareholders, and in the event that the President and Director is unable to act, another Director, determined in accordance with an order of succession previously determined by resolution of the Board of Directors, shall act in place of the President and Director.	(Moved to Article 16)
(New)	(Disclosure via the Internet of the Reference Documents for the General Meeting of Shareholders, etc. and the Deemed Provision of Information) Article 17. The Company shall be deemed to have provided the shareholders with the necessary information with respect to the matters to be stated or indicated in the reference documents for the General Meeting of Shareholders, the business reports, the non-consolidated financial statements and the consolidated financial statements, by disclosing such information via the Internet in accordance with the Ordinance of the Ministry of Justice.
(Method of Adopting Resolutions) Article 16. Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority of voting rights of the shareholders in attendance. Special resolutions provided for in Article 343 of the Commercial Code may be adopted by two-thirds (2/3) or more of the voting rights of shareholders in attendance who must hold in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders.	(Method of Adopting Resolutions) Article 18. Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority of voting rights of the shareholders in attendance entitled to exercise voting rights. 2. Resolutions provided for in Article 309, Paragraph 2 of the Corporation Law may be adopted by two-thirds (2/3) or more of the voting rights of shareholders in attendance who must hold in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders entitled to exercise voting rights.
(Exercise of Voting Rights by Proxy) Article 17. A shareholder may exercise his/her voting rights at the General Meeting of Shareholder by authorizing another shareholder with voting rights of the Company as his/her proxy. In such event, a shareholder or his/her proxy shall submit to the Company a document evidencing his/her authority of representation for each General Meeting.	(Exercise of Voting Rights by Proxy) Article 19. A shareholder may exercise his/her voting rights by authorizing one (1) other shareholder with voting rights of the Company as his/her proxy. 2. A shareholder or his/her proxy shall submit to the Company a document evidencing his/her authority of representation for each General Meeting of Shareholders.
(Minutes of the General Meeting) Article 18. The substance of the proceedings at a General Meeting of Shareholders and the results thereof shall be entered or recorded in the minutes, and the chairman and Directors present shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.	(Minutes of the General Meeting of Shareholders) Article 20. The substance of the proceedings at a General Meeting of Shareholders, the results thereof, and any other matters stipulated by laws and regulations shall be entered or recorded in the minutes.

Existing Articles of Incorporation	Proposed Amendments
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS
(Number of Directors) Article 19. The number of Directors of the Company shall not exceed fifteen (15).	(Number of Directors) Article 21. The number of Directors of the Company shall not exceed fifteen (15).
(Election of Directors) Article 20. Directors shall be elected at the General Meetings of Shareholders. Resolutions for the election of Directors shall be adopted by a majority of voting rights of shareholders in attendance who must hold in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders. Resolutions for the election of Directors shall not be made by cumulative voting.	(Election of Directors) Article 22. Directors shall be elected at the General Meetings of Shareholders. 2. Resolutions for the election of Directors shall be adopted by a majority of voting rights of shareholders in attendance who must hold in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders entitled to exercise voting rights. 3. Resolutions for the election of Directors shall not be made by cumulative voting.
(Term of Office of Directors) Article 21. The term of office of a Director shall expire upon conclusion of the Annual General Meeting of Shareholders held with respect to the last closing of accounts within one (1) year from his/her assumption of office. The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the other Directors in office at that time.	(Term of Office of Directors) Article 23. The term of office of a Director shall expire upon conclusion of the Annual General Meeting of Shareholders held with respect to the last business year ending within one (1) year from his/her election to office. 2. The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the other Directors in office at that time.
(Representative Directors, etc.) Article 22. The Company shall elect one (1) President and Director, and may elect one (1) Chairman and Director and one or more Vice Presidents and Directors, Senior Managing Directors, and Managing Directors, as Executive Directors, by resolution of the Board of Directors.	(Representative Directors and Executive Directors) Article 24. The Board of Directors shall appoint by resolution Representative Directors.
The President and Director shall be Representative Director, and the Company may elect one or more Representative Directors among the Executive Directors by resolution of the Board of Directors. If the President and Director is unable to act, another Director, determined in accordance with an order of priority previously determined by resolution of the Board of Directors, shall act as the President and Director.	2. The Board of Directors shall appoint one (1) President and Director, and may appoint one (1) Chairman and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors by resolution.

Existing Articles of Incorporation	Proposed Amendments
(Moved from Articles 23 and 24)	(Convocator and Chairman of Board of Directors) Article 25. The President and Director shall convene the meetings of the Board of Directors and act as the chairman thereof, unless otherwise provided by laws and regulations. 2. In the event that the President and Director is unable to act, another Director, determined in accordance with an order of succession previously determined by resolution of the Board of Directors, shall convene the meeting of the Board of Directors and act as the chairman thereof.
(Convocation of the Board of Directors) Article 23. The President and Director shall convene the meetings of the Board of Directors, and notify each Director and Auditor at least three (3) days prior to the meeting: provided, however, that in the event of urgency, such period may be shortened.	(Notice of Convocation of the Board of Directors) Article 26. Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Auditor at least three (3) days prior to the meeting: provided, however, that in the event of urgency, such period may be shortened. 2. When the consent of all Directors and Auditors is obtained, a meeting of the Board of Directors may be held without following the procedures for convening a meeting.
(Resolutions of the Board of Directors) Article 24. The President and Director shall act as the chairman of the meetings of the Board of Directors. Resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present, who constitute in number more than half of the total number of Directors.	(Resolutions of the Board of Directors) Article 27. Resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present, who constitute in number more than half the total number of Directors entitled to vote for the resolutions. 2. When requirements provided for in Article 370 of the Corporation Law are satisfied, resolutions of the Board of Directors shall be deemed to have been adopted.
(New)	(Minutes of the Board of Directors) Article 28. The substance of the proceedings at a meeting of the Board of Directors, the results thereof and the other matters provided by laws and regulations shall be entered or recorded in the minutes, and the Directors and Auditors present shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.
(New)	(Board of Directors Regulations) Article 29. The matters concerning the Board of Directors shall be governed by, in addition to laws and regulations or these Articles of Incorporation, the Board of Directors Regulations established by the Board of Directors.

Existing Articles of Incorporation	Proposed Amendments
(Compensation to Directors) Article 25. The amounts of compensation and retirement benefits payable to Directors shall be determined at the General Meeting of Shareholders.	(Compensation etc. to Directors) Article 30. The amounts of compensation, etc., payable to Directors shall be determined by resolution of the General Meeting of Shareholders.
(Executive Advisers and Corporate Advisers) Article 26. The Company shall maintain one or more Executive Advisers and Corporate Advisers, as necessary. Their election, compensation, etc., shall be determined by the Board of Directors.	(Executive Advisers and Corporate Advisers) Article 31. The Company may have one or more Executive Advisers and Corporate Advisers, as necessary. 2. Election and compensation of, and the other matters regarding the Executive Advisers and Corporate Advisers shall be determined by the Board of Directors.
CHAPTER V. AUDITORS AND BOARD OF AUDITORS	CHAPTER V. AUDITORS AND BOARD OF AUDITORS
(Number of Auditors) Article 27. The number of Auditors of the Company shall not exceed five (5).	(Number of Auditors) Article 32. The number of Auditors of the Company shall not exceed five (5).
(Election of Auditors) Article 28. Auditors shall be elected at the General Meetings of Shareholders. Resolutions for the election of Auditors shall be adopted by a majority of voting rights of shareholders in attendance, who must hold in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders.	(Election of Auditors) Article 33. Auditors shall be elected at the General Meetings of Shareholders. 2. Resolutions for the election of Auditors shall be adopted by a majority of voting rights of shareholders in attendance, who must hold in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders entitled to exercise voting rights.
(Term of Office of Auditors) Article 29. The term of office of an Auditor shall expire upon conclusion of the Annual General Meeting of Shareholders held with respect to the last closing of accounts within four (4) years from his/her assumption of office. The term of office of an Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retired Auditor.	(Term of Office of Auditors) Article 34. The term of office of an Auditor shall expire upon conclusion of the Annual General Meeting of Shareholders held with respect to the last business year ending within four (4) years from his/her election to office. 2. The term of office of an Auditor elected to fill a vacancy caused by retirement of an Auditor prior to the expiry of his/her term of office shall be the same as the remaining term of office of the retired Auditor.
(New)	(Full-Time Auditors) Article 35. The Board of Auditors shall appoint by resolution one or more Full-time Auditors.

Existing Articles of Incorporation	Proposed Amendments
(Convocation of the Board of Auditors) Article 30. The Auditors shall convene a meeting of the Board of Auditors, and notify each Auditor at least three (3) days prior to the meeting; provided, however, that in the event of urgency, such period may be shortened.	(Notice of Convocation of the Board of Auditors) Article 36. Notice of convocation of a meeting of the Board of Auditors shall be sent to each Auditor at least three (3) days prior to the meeting; provided, however, that in the event of urgency, such period may be shortened. 2. When the consent of all Auditors is obtained, a meeting of the Board of Auditors may be held without following the procedures for convening a meeting.
(Resolutions of the Board of Auditors) Article 31. Except as otherwise provided by laws and regulations, resolutions of the Board of Auditors of the Company shall be adopted by a majority of the Auditors.	(Resolutions of the Board of Auditors) Article 37. Except as otherwise provided by laws and regulations, resolutions of the Board of Auditors of the Company shall be adopted by a majority of the Auditors.
(New)	(Minutes of the Board of Auditors) Article 38. The substance of the proceedings at a meeting of the Board of Auditors, the results thereof and the other matters provided by laws and regulations shall be entered or recorded in the minutes, and the Auditors present shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.
(New)	(Board of Auditors Regulations) Article 39. The matters concerning the Board of Auditors shall be governed by, in addition to laws and regulations or these Articles of Incorporation, the Board of Auditors Regulations established by the Board of Auditors.
(Compensation) Article 32. The amounts of compensation and retirement benefits payable to Auditors shall be determined at the General Meeting of Shareholders.	(Compensation, etc.) Article 40. The amount of compensation, etc., payable to Auditors shall be determined by resolution of the General Meeting of Shareholders.
(New)	CHAPTER VI. ACCOUNTING AUDITOR
(New)	(Election of Accounting Auditor) Article 41. Accounting Auditor shall be elected at the General Meetings of Shareholders. (Term of Office of Accounting Auditor) Article 42. The term of office of Accounting Auditor shall expire upon conclusion of the Annual General Meeting of Shareholders held with respect to the last business year ending within one (1) year from their election.

Existing Articles of Incorporation	Proposed Amendments
	2. Where no resolution to the contrary is adopted at the Annual General Meeting of Shareholders described in the previous paragraph, the Accounting Auditor shall be deemed to have been reappointed.
CHAPTER VI ACCOUNTS	CHAPTER VII ACCOUNTS
(Business Year and Closing of Accounts) Article 33. The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the following year, and the Company's accounts shall be closed on March 31 of each year.	(Business Year) Article 43. The business year of the Company shall be one (1) year commencing on April 1 of each year and ending on March 31 of the following year.
(Dividends) Article 34. Dividends shall be paid to the shareholders or registered pledgers whose names are listed or recorded in the most recent register of shareholders as of the Closing of Accounts of each fiscal year.	(Year-end Dividends) Article 44. The Company shall pay year-end dividends to the shareholders or registered pledgers whose names are listed or recorded in the most recent register of shareholders as of March 31 of each year.
(Interim Dividends) Article 35. The Company may, by resolution of the Board of Directors, pay interim dividends (cash dividends stipulated in Article 293-5 of the Commercial Code) to the shareholders or registered pledgers whose names are listed or recorded in the most recent register of shareholders as of September 30 of each year.	(Interim Dividends) Article 45. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgers whose names are listed or recorded in the most recent register of shareholders as of September 30 of each year.
(Expiration Period for Dividends, etc.) Article 36. If dividends or interim dividends are not claimed within three (3) years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to make such payment. No interest shall accrue on unpaid dividends or interim dividends.	(Expiration Period for Distribution of Surplus, etc.) Article 46. If distribution of surplus is not claimed within three (3) years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to make such payment. 2. No interest shall accrue on unpaid dividends.

Proposal No. 3 Election of Thirteen Directors

The terms of office of thirteen Directors: Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ota, Kaoru Takemura, and Koji Yoshida, will expire at the conclusion of this year's Annual General Meeting of Shareholders. Accordingly, election of thirteen Directors is proposed.

The candidates are as follows:

No.	Name (Date of birth)	Past experience, positions, responsibilities, and representation of other corporations, etc.		Number of shares of the Company held
1	Satoru Iwata (December 6, 1959)	June 2000	Appointed as Director (to present)	4,300 shares
			General Manager, Corporate Planning Division	
		May 2002	Appointed as Director and President (to present)	
			Appointed as Representative Director (to present)	
2	Yoshihiro Mori (January 17, 1945)	March 1969	Joined the Company	1,000 shares
		July 1982	General Manager, General Accounting & Control Department	
		June 1995	Appointed as Director (to present)	
			General Manager, General Accounting & Control Division	
		June 2000	Appointed as Managing Director	
			Appointed as Representative Director (to present)	
			General Manager, Corporate Analysis & Administration Division (to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
3	Shinji Hatano (April 14, 1942)	October 1972	Joined the Company	1,000 shares
		May 1994	General Manager, Licensing Division	
		June 1996	Appointed as Director(to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	
		February 2004	General Manager, Marketing Division (to present)	
4	Genyo Takeda (March 7, 1949)	July 1972	Joined the Company	200 shares
		December 1980	General Manager, Research & Development Department No. 3, Manufacturing Division	
		June 2000	Appointed as Director (to present)	
			General Manager, Integrated Research & Development Division (to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	
5	Shigeru Miyamoto (November 16, 1952)	April 1977	Joined the Company	100 shares
		February 1996	General Manager, Entertainment Analysis & Development Department, Entertainment Analysis & Development Division	
		June 2000	Appointed as Director (to present)	
			General Manager, Entertainment Analysis & Development Division (to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	
6	Nobuo Nagai (March 21, 1945)	March 1967	Joined the Company	1,100 shares
		April 1992	General Manager, Purchasing Department No. 1, Uji Plant, Manufacturing Division	
		June 2000	Appointed as Director (to present)	
			General Manager, Manufacturing Division	
		May 2002	Appointed as Managing Director	
		March 2004	General Manager, Research & Engineering Division (to present)	
		June 2004	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	

No.	Name (Date of birth)	Past experience, positions, responsibilities, and representation of other corporations, etc.		Number of shares of the Company held
7	Masaharu Matsumoto (June 9, 1942)	May 1994 June 1994 May 2002 October 2005	Joined the Company General Manager, Finance & Information Systems Division (to present) and General Manager, Finance Department (to present) Appointed as Director (to present) Appointed as Managing Director (to present) In charge of General Affairs Division	1,000 shares
8	Eiichi Suzuki (January 25, 1950)	December 2001 May 2002 June 2002 July 2005 October 2005	Joined the Company Standing Corporate Adviser General Manager, General Affairs Division Appointed as Director (to present) Appointed as Managing Director (to present) In charge of Business Development Department (to present) General Manager, International Division (to present)	1,000 shares
9	Kazuo Kawahara (July 20, 1941)	March 1964 November 1983 June 2000 June 2001	Joined the Company General Manager, Administration Department, Tokyo Branch Office, Marketing Division (to present) General Manager, Tokyo Branch Office, Marketing Division (to present) Appointed as Director (to present)	1,200 shares
10	Tatsumi Kimishima (April 21, 1950)	December 2000 January 2002 June 2002 May 2006 [Representation of other corporations, etc.] Director and Chairman (CEO) of Nintendo of America Inc.	Appointed as Representative Director of The Pokémon Company Appointed as Director and President of Nintendo of America Inc. Appointed as Director of the Company (to present) Appointed as Director and Chairman (CEO) of Nintendo of America Inc. (to present)	200 shares
11	Takao Ota (September 18, 1945)	March 1969 May 1996 March 2004 June 2005	Joined the Company General Manager, Manufacturing Administration Department, Uji Plant General Manager, Manufacturing Division (to present) and General Manager, Purchasing Department Appointed as Director (to present)	2,079 shares
12	Kaoru Takemura (January 11, 1946)	June 1973 July 1998 June 2005	Joined the Company General Manager, Personnel Department (to present) Appointed as Director (to present) General Manager, Personnel Division (to present)	1,036 shares
13	Koji Yoshida (November 27, 1953)	May 2000 January 2002 October 2005 June 2006	Joined the Company Deputy General Manager, General Affairs Department General Manager, General Affairs Department (to present) General Manager, General Affairs Division (to present) Appointed as Director (to present)	100 shares

(Note) No material conflict of interest exists between the Company and any of the above 13 candidates for Directors.

Proposal No. 4 Election of Three Auditors

The terms of office of three Auditors: Ichiro Nakaji, Katsuo Yamada, and Naoki Mizutani, will expire at the conclusion of this year's Annual General Meeting of Shareholders. Accordingly, election of three Auditors is proposed.

The Board of Auditors has previously given its approval. The candidates are as follows:

No.	Name (date of birth)	Past experience, positions, responsibilities, and representation of other corporations, etc.		Number of shares of the Company held
1	Ichiro Nakaji (January 29, 1941)	October 1965 September 1990 June 2003	Joined the Company General Manager, Osaka Branch Office, Marketing Division Appointed as Full-time Auditor (to present)	200 shares
2	Katsuo Yamada (November 1, 1943)	April 1979 April 2002 June 2003	Registered as certified tax accountant (*zeirishi*) Established Katsuo Yamada Tax Accounting Office Established Shijo Accounting and Tax Accounting Corporation; appointed as its Representative Partner (to present) Appointed as Auditor of the Company (to present)	0
		[Representation of other corporations, etc.] Representative Partner, Shijo Accounting and Tax Accounting Corporation		
3	Naoki Mizutani (December 22, 1950)	April 1979 May 1989 June 1989 April 2003 June 2003 April 2004	Registered as attorney-at-law Registered as patent attorney Established Mizutani Patent Law Office Visiting Professor, Graduate School of the Tokyo Institute of Technology (to present) Appointed as Auditor of the Company (to present) Visiting Professor, Senshu University School of Law (to present)	0

(Notes) 1. No material conflict of interest exists between the Company and any of the above three candidates for Auditors.

2. Messrs. Katsuo Yamada and Naoki Mizutani are candidates for Outside Auditors.

3. Special notes regarding the candidates for Outside Auditors are as follows:

(1) Because Mr. Katsuo Yamada has thorough knowledge of corporate taxation and has considerable financial and accounting knowledge, his election is proposed in order for the Company to incorporate his expert perspective into its audits. He will have served four years as Outside Auditor as of the conclusion of this year's Annual General Meeting of Shareholders.

(2) Although Mr. Naoki Mizutani has no experience in corporate management, he has practiced for many years in the area of corporation law related to intellectual property, which is deeply connected with the Company's business. For this reason, the Company has judged that he properly can perform duties as Outside Auditor, and his election is proposed in order for the Company to incorporate his expert perspective into its audits. He will have served four years as Outside Auditor as of the conclusion of this year's Annual General Meeting of Shareholders.

Proposal No. 5 Election of Accounting Auditor

The Company has elected Yamaguchi Audit Corporation and Misuzu Audit Corporation as Temporary Accounting Auditors under Article 346, Paragraphs 4 and 6, of the Corporation Law. The Company hereby proposes the election of Kyoto Audit Corporation as Accounting Auditor.

The certified public accountants in Misuzu Audit Corporation's Kyoto Office who have thorough knowledge of the Company's business and accounting policies and who have conducted proper and strict audits of the Company will join Kyoto Audit Corporation. Therefore, the Company believes that it would be appropriate for Kyoto Audit Corporation to become the Company's Accounting Auditor to maintain continuity in accounting and audits.

The Board of Auditors has previously given its approval.

Name	Kyoto Audit Corporation
Main office location	8, Naginatahoko-cho, Karasuma higashi-iru, Shijo-dori, Shimogyo-ku, Kyoto
History	Established in March, 2007

Proposal No. 6 Revision of Compensation Payable to Directors

At the 66th Annual General Meeting of Shareholders held on June 29, 2006, the Company obtained approval for compensation payable to Directors, including bonuses, up to 800 million yen per year.

The Company has taken into consideration various circumstances such as the Company Group's business expansion through its high rates of growth and accompanying increases in Directors' responsibilities. As a result and also to further enhance Directors' incentives to improve their performance, the Company seeks approval of compensation payable to Directors separately for fixed compensation and performance-based variable compensation.

Specifically, fixed compensation will be up to 500 million yen per year, and performance-based variable compensation will be up to the amount equivalent to 0.2% of the consolidated operating income of the fiscal year.

As in the past, compensation payable to Directors will not include their remuneration as employees.

The number of applicable Directors will be thirteen (13), if Proposal No. 3 is approved as proposed.

Instructions for Voting via the Internet

Please confirm the following matters in advance if you vote via the Internet:

1) If you vote via the Internet, you may cast your vote only through the Company's designated voting website: http://www.web54.net. Please note that this website is not accessible via mobile phone.
2) When voting via the Internet, you will need your voting right exercise code and password, indicated on the right hand side of the Voting Right Exercise Form. Generally, this password is valid only for this year's General Meeting of Shareholders.
3) When voting via the Internet, please vote either for or against the proposals by 5 p.m., on Wednesday, June 27, 2007 Japan time, the day before the General Meeting of Shareholders.
4) When a vote is placed via the Internet multiple times, only the last vote will be valid.
5) Please understand that the shareholder is solely responsible for any expenses incurred while accessing the voting website.

Inquiries regarding Voting via the Internet Chuo Mitsui Stock Transfer Agency Web Support Dedicated Line: Toll-free 0120 (65) 2031 (Japan only) Business Hours: 9 a.m. ~ 9 p.m. (Japan time), Monday - Friday, excluding Japanese holidays

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